Morgan, Lewis & Bockius LLP	Morgan Lewis
1701 Market Street	COUNSELORS AT LAW
Philadelphia, PA 19103
Tel: 215.963.5000
Fax: 215.963.5001

Sean Graber

Associate

215.963.5598

December 30, 2010

FILED AS EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson, Esq.

Staff Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                               Response letter to comments on Pre-Effective Amendment No. 1 to the Registration Statement on
Form N-1A for Adviser Managed Trust (File Nos. 333-169727 and 811-22480)

Dear Ms. O’Neal-Johnson:

Set forth below are your comments, and our responses to those comments, on Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A of Adviser Managed Trust (the “Trust”) filed under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended, with the Securities and Exchange Commission (“SEC”) on December 6, 2010 regarding the registration of shares of the Tactical Offensive Equity Fund, Tactical Offensive Fixed Income Fund and Tactical Defensive Fund, each a series of the Trust (together, the “Funds”).  Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectus and/or Statement of Additional Information included in the Registration Statement.

Comments

1.                                      Comment:  In your letter to the SEC staff, please identify the Financial Adviser.

Response:  The Financial Adviser operates as “Money Matters” and consists of a team of individuals headed by Kenneth A. Moraif, a Certified Financial Planner.  The team is composed of the following senior team members: Douglas M. Bartol, Elias R. Dragon, Charles Douglas Dyer, Jr., Clark Christopher Hatton and Kenneth A. Moraif. Each is an investment adviser representative of Cambridge Investment Research Advisors, Inc., which is an investment adviser registered with the SEC under the Investment Advisers Act of 1940.  Each member of the team offers investment advisory services through Cambridge Investment Research Advisors, Inc.  Each member of the team is also a registered representative of and offers securities through

Cambridge Investment Research, Inc., a registered broker/dealer and member of the Financial Industry Regulatory Authority and the Securities Investors Protection Corporation.

2.                                      Comment: Will any funds other than the Funds be components in the Adviser Managed Strategy?

Response:  In addition to the Funds, the SEI Daily Income Trust’s Prime Obligation Fund will be used as part of the Adviser Managed Strategy. The SEI Daily Income Trust’s Prime Obligation Fund is a money market fund that may be affiliated with the Funds because SIMC serves as the investment adviser to the Funds and the Prime Obligation Fund.  The Adviser Managed Strategy’s use of the Prime Obligation Fund is disclosed in each Fund’s “Principal Investment Strategies” Section of the Prospectus.

3.                                      Comment: When a Fund is not an active component in the Adviser Managed Strategy, who will contribute the remaining, nominal assets?  In addition, when a Fund is not an active component in the Adviser Managed Strategy, who will pay the Fund’s fees?

Response:  SIMC and/or its affiliates will contribute the initial operating capital to each Fund.  In order to keep the Fund operational, the operating capital will remain in the Fund when the Fund is not an active component in the Adviser Managed Strategy. When a Fund is not an active component of the Adviser Managed Strategy, the Trust does not anticipate any outside investors (i.e., clients of the Financial Adviser) in the Fund. Accordingly, SIMC and/or its affiliates will bear the fees and expenses of the Fund during this time period either in their capacity as the sole shareholder(s) in the Fund or through their voluntary expense limitation arrangements.  At some point in the future, the Financial Adviser, using its own resources and not the assets of its clients, may maintain the operating capital in each Fund.  If that were to occur, the Financial Adviser, as the sole shareholder of the Fund, would bear the fees and expenses of the Fund during the period when the Fund is not an active component in the Adviser Managed Strategy, subject to SIMC’s and its affiliates’ voluntary expense limitation arrangements.

4.                                      Comment:  It appears that each Fund calculates its fee table as though it is a fully-funded, active component in the Adviser Managed Strategy.  The fee tables should be revised to reflect what each Fund believes its expense ratio will be at the end of the current fiscal year.  If desired, please state why it would be appropriate to permit each Fund to disclose in a footnote to the fee table what its expense ratio would be if it were an active component in the Adviser Managed Strategy.

Response:  For the reasons discussed below, we believe that presenting a Fund fee table based on estimated fees and expenses when the Fund is an active component of the Adviser Managed Strategy provides shareholders with the most relevant estimate of the fees and expenses they will actually pay when they hold shares of the Funds.  We would greatly appreciate the opportunity to further discuss this issue with the SEC staff via teleconference at your earliest convenience.

As discussed above, when a Fund is not an active component of the Adviser Managed Strategy, the Trust does not anticipate any outside investors (i.e., clients of the Financial Adviser) in the Fund.  During this time period, SIMC and/or its affiliates will bear the fees and expenses of the Fund either in their capacity as the sole shareholder(s) in the Fund or through their voluntary expense limitation arrangements.  Accordingly, presenting a Fund fee table based on estimated fees and expenses when the Fund is not an active component of the Adviser Managed Strategy would not be relevant to the actual investors in the Fund (i.e., clients of the Financial Adviser).

In addition, we believe presenting estimated fees and expenses of the Fund when it is not an active component of the Adviser Managed Strategy unnecessarily risks confusing the investors. This is because, when expressed as a percentage of the Fund’s average daily net assets, the Fund’s fees and expenses during such time period will be drastically higher then when the Fund is an active component in the Adviser Manager Strategy.  This fee ratio difference is attributable solely to the fact that the Fund is not an active component of the Adviser Managed Strategy and, therefore, there is only a nominal amount of assets in the Fund to pay the Fund’s fixed-dollar amount fees and expenses (as opposed to asset-based fees and expenses).  Applying these fixed-dollar amount fees and expenses to a significantly reduced asset base causes the Fund’s expense ratio to drastically increase.  For example, the Trust’s current estimates for the total annual operating expenses of the Tactical Defensive Fund for the upcoming fiscal year are as follows:  0.81% (when the Fund is an active component in the Adviser Manager Strategy) and approximately 37.52% (when the Fund is not an active component in the Adviser Manager Strategy).  We believe presenting 37.52% as the total annual operating expenses of the Tactical Defensive Fund in the Prospectus will likely confuse investors as to why the expense ratio of the Tactical Defensive Fund is drastically higher than all other mutual funds currently being offered and, more specifically, the other Funds in the Prospectus.  Furthermore, by including this information in the fee table, investors may unnecessarily be led to believe that 37.52% is the actual expense ratio they will pay if they hold shares of the Tactical Defensive Fund, which is not the case, as explained above.

Of course, if the Trust were permitted to disclose Fund fees and expenses as if each Fund were an active component in the Adviser Managed Strategy, the Trust would have an obligation to supplement the Prospectus if its estimates regarding such fees and expenses turn out to be materially inaccurate.

5.                                      Comment: What is the tax-profile of the Financial Adviser’s clients - are they in tax-deferred arrangements?  What impact will transfers between Funds resulting from the Adviser Managed Strategy have on the Financial Adviser’s clients?  Please provide additional disclosure of the tax ramifications on investors resulting from shifting between Funds.

Response:  Currently, approximately 80% of the Financial Adviser’s clients that will invest in the Funds will be investing through tax-deferred arrangements.  As part of the Adviser Managed Strategy, the Financial Adviser will tactically shift its clients’ assets among the Funds when certain market triggers established by the Financial Adviser have been hit.  As with any mutual fund, any exchange of a Fund’s shares for shares of another Fund within the Adviser Managed Strategy may be a taxable event to an investor depending on his or her specific circumstances.

In response to your request, we have added additional disclosure to the Prospectus specifically indicating that exchanges among the Funds may have tax consequences to the investors depending on their circumstances.  In addition, we have added disclosure to the Prospectus alerting investors that the implementation of the Adviser Managed Strategy may result in the greater realization of taxable income and gains to investors than may be the case in other mutual funds or with respect to other investment strategies.  Further, we have also instructed investors to consult with the Financial Adviser with regard to the tax consequences of participating in the Adviser Managed Strategy.  The amount and timing of the exchanges among the Funds will be controlled by the Financial Adviser and not by the Funds or SIMC.  Accordingly, it is the Financial Adviser’s duty to take tax consequences into consideration when implementing the Adviser Managed Strategy within client accounts. We believe that our disclosure is adequate to inform clients of the potential tax consequences, and properly directs them to consult with the Financial Adviser for further information.

6.                                      Comment:  Should the fee charged by the Financial Adviser to its clients be disclosed as a “Maximum Account Fee” pursuant to Item 3, Instruction 2(d) of Form N-1A.

Response:  Instruction 1(c) to Item 2 states that funds should include the caption “Maximum Account Fees” only if the fund charges these fees (emphasis added).  Any fee charged by the Financial Adviser to its clients would not be charged by the Funds and thus should not be considered a “Maximum Account Fee” for purposes of Form N-1A.

I hereby acknowledge on behalf of the Trust that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sean Graber
Sean Graber